[DOW LOHNES LETTERHEAD]






                                December 19, 2008



Daniel H. Morris
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Registration Statement on Form S-3 of Youbet.com, Inc.
     File No. 333-155746
     -------------------------------------------------------

Dear Mr. Morris:

         This supplemental letter relates to one comment issued by you in your letter dated December 17, 2008 (the "Comment Letter") and addressed to Michael Brodsky, Chief Executive Officer of Youbet.com, Inc. ("Youbet"), regarding the above-referenced registration statement. As discussed with you by telephone today, we are sending this letter to you on behalf of Youbet in order to provide you with a proposed response to your second comment in the Comment Letter prior to filing an amendment to the registration statement in response to the Comment Letter. We expect the amendment to comply with all of your other comments, so we thought it would be prudent to provide the explanation requested in your second comment on a supplemental basis. For your convenience, we repeat below the comment followed by a proposed response.

2. We note your public float disclosure in the Form S-3 and on the cover of your Form 10-K. It appears that your calculation of public float assumes that your officers and directors are your only affiliates. However, we note that several of your stockholders beneficially own greater than 5% of your common stock and might appear to be affiliates as well. Please provide us with a further explanation of your public float calculation for the Form S-3 and Form 10-K.

         RESPONSE

         The public float disclosure in the Form S-3 and on the facing page of Youbet's Form 10-K for the year ended December 31, 2007 was based on excluding the beneficial ownership of only Youbet's officers and directors. Since Mr. Brodsky is a principal of New World Opportunities Partners I, LLC ("NWOP I"), the Youbet stock held be NWOP I is included in the beneficial ownership of officers and directors. Based on filings made by NWOP I, the fund held approximately 9.4% of Youbet's outstanding common stock as of March 31, 2008, and currently holds approximately 12.8% of Youbet's outstanding common stock. Mr. Brodsky and Jay R. Pritzker were nominated to serve on the Youbet board of directors by NWOP I, and both Mr. Brodsky and Mr. Pritzker continue to serve as directors of Youbet. No other holder of 5% or more of Youbet's outstanding common stock (each a "5% Holder") has nominated anyone to serve as a Youbet director, nor has any other 5% Holder attempted to control or influence management or company policies. In this regard, please note that each 5% Holder, other than NWOP I, has filed a
         Schedule 13G, indicating the passive nature of their investment. Accordingly, we respectfully submit that NWOP I is the only 5% Holder that should be deemed to be an affiliate of Youbet and, therefore, the Youbet stock held by 5% Holders other than NWOP I is included in the calculation of our public float.

         We appreciate your willingness to review the proposed response on a supplemental basis. If you have any questions, need further information or would like to discuss the proposed response, feel free to call me directly at 202-776-2941.

                                 Very truly yours,

                                 DOW LOHNES PLLC


                                 By: /s/ Thomas D. Twedt
                                     ---------------------------------------
                                     Thomas D. Twedt, Member

cc:  Daniel Perini